Ruby Mining Company
                                        3318 Hwy 5, #504, Douglasville, GA 30135
                                                  877-948-7327 toll free and fax
                                                    Admiraltycorp@mindspring.com
                                                    www.admiraleycorporation.com
                                October 13, 2005

                       SECURITIES AND EXCHANGE COMMISSION
                                450 5th Street NW
                             Washington, D.C., 20549

                             RE: RUBY MINING COMPANY
                               FILE NO. 333-128584


To Whom It May Concern:

RUBY MINING COMPANY, a Colorado corporation (the "Registrant"), hereby submits the following delaying amendment (pursuant to Form Del Am) for the Registrant's SB-2 Registration Statement, SEC file number 333-128584:


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


Thank you for your cooperation in this matter.


Sincerely,

/s/ Murray D. Bradley, Jr.
Murray D. Bradley, Jr.
Chief Financial Officer
Ruby Mining Company